Bradley Pharmaceuticals, Inc. and Subsidiaries

                   CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                   Years ended December 31,
                                                -----------------------------
                                                    1999               1998
                                                ------------     ------------

Cash flows from operating activities
  Net income                                  $   560,562      $     918,973
  Adjustments to reconcile net income to
    net cash	provided by operating activities
      Depreciation and amortization             1,138,052          1,104,753
      Allowance for doubtful accounts              30,000            350,000
      Loss (Gain) on sale of fixed assets           6,905            (38,610)
      Noncash compensation charges                 12,101             96,632
      Changes in operating assets and
        liabilities
          Accounts receivable                  (1,761,963)        (2,816,447)
          Inventory and prepaid samples and
            materials                            (165,618)          (156,486)
          Income taxes payable                    154,466            (49,400)
          Prepaid expenses and other              (89,982)           (41,735)
          Accounts payable                        189,729          1,186,995
          Accrued expenses                        (95,377)           438,697
							                                       ------------       ------------

Net cash provided by (used in) operating
  activities                                      (21,125)           993,372
                                              ------------       ------------


Cash flows from investing activities
  Investments in trademarks, patents and other
    intangible assets                             (91,814)          (646,994)
  Purchase of property and equipment              (59,918)          (242,955)
  Proceeds from sale of fixed assets               88,855             93,400
                                              ------------       ------------

Net cash used in investing activities             (62,877)          (796,549)
                                              ------------       ------------

Cash flows from financing activities
  Payment of notes payable                       (110,726)          (100,697)
  Borrowings from revolving credit line, net     (275,382)         1,125,946
  Payment of registration costs                   (18,475)              -
  Proceeds from exercise of stock options           3,438             11,388
  Purchase of treasury stock, net                (546,959)          (329,685)
                                              ------------       ------------

Net cash provided by (used in) financing
  activities                                     (948,104)           706,952
                                              ------------       ------------

   NET INCREASE (DECREASE) IN CASH AND CASH
     EQUIVALENTS                               (1,032,106)           903,775

Cash and cash equivalents at beginning of
  year                                          1,417,746            513,971
                                              ------------       ------------

Cash and cash equivalents at end of year     $    385,640     $    1,417,746
                                              ============       ============

Supplemental disclosures of cash flow
  information:
    Cash paid during the year for:
      Interest                               $    135,000     $      152,000
      Income taxes                                206,000            169,000

The Company financed a portion of the purchase of BRONTEX(R) (See Note B-6) The Company entered into capital leases of approximately $86,000 in 1999 (See Note E)

The accompanying notes are an integral part of these statements.



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